17 February 2005                 Page 1 of 2
                                    Press release



Published Thursday 17 February at 09:00 CET

SANITEC INTERNATIONAL S.A. COMMENCES OFFER TO PURCHASE AND SOLICITATION OF CONSENTS FOR ANY AND ALL OF ITS 9% SENIOR NOTES DUE 2012

Sanitec International S.A. (the "Company") announces the commencement of a cash tender offer and solicitation of related consents (together the "Offer") relating to all of the Company's outstanding (euro)260,000,000 9% Senior Notes due 2012 (the "Notes"). If the Offer is consummated, the total consideration (the "Total Consideration") to be paid for each validly tendered Note and properly delivered consent will be an amount based on a fixed spread of 50 basis points over the 6.875% German Bund due 12 May 2005. The Total Consideration includes a consent payment equal to (euro)25 per (euro)1,000 principal amount of Notes purchased (the "Consent Payment") for consents delivered prior to the Consent Expiration Date (as defined below).

The Offer is expected to expire, unless extended or terminated by the Company, at 5:00 p.m. UK time, Friday, 18 March 2005.

In conjunction with the Offer, the Company is soliciting consents to certain proposed amendments (the "Consents") to the indenture governing the Notes (the "Indenture") that would amend or eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indenture and terminate a pledge agreement dated 7 May 2002 (the "Pledge Agreement"), the effect of which is to terminate pledges in favour of the Trustee given by the Company in respect of its holding of shares in Sanitec Oy and certain loans made by the Company to Sanitec Oy. Subject to receipt of requisite consents from the Noteholders and the satisfaction of other conditions, the Company and the trustee under the Indenture (the "Trustee") intend to execute a supplemental indenture (the "Supplemental Indenture") providing for the proposed amendments promptly after the expiration date of the Offer. Noteholders may not tender their Notes without consenting to the proposed amendments. The Offer is being made solely pursuant to an Offer to Purchase and Consent Solicitation Statement dated 17 February 2005 (the "Offer Document"), which sets out in full and governs the terms and conditions of the Offer.

The Total Consideration, which includes the Consent Payment, shall only be paid for Notes tendered and the related Consents received on or prior to 5:00 p.m. UK time, on Friday, 4 March 2005, unless extended by the Company (such time and dates as it may be extended, the "Consent Expiration Date"). Noteholders who tender after the Consent Expiration Date, but before the expiration of the Offer, will be entitled to receive the Total Consideration less the Consent Payment if the Offer is consummated.

Copies of the Offer Document, as well as additional information about the terms of the Offer can be obtained by contacting:

Dealer Managers and Solicitation Agents:
UBS Limited: Liability Management Group at +44 20 7568 3118
UBS Securities LLC: Liability Management Group at + 1 203 719 5479

The Royal Bank of Scotland plc at +44 20 7085 6743
Greenwich Capital Markets, Inc. at +1 203 618 6148

Tender Agents:
The Bank of New York, London Branch or The Bank of New York (Luxembourg) S.A. at +44 20 7964 4835.

The Offer Document contains important information, which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the Offer or an offer to purchase the Notes. Holders of the Notes should seek advice from an independent financial adviser as to the suitability of the Offer for the individual concerned.

The contents of this notice are the sole responsibility of Sanitec International S.A. Please find attached a more comprehensive notice.

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                                                              February 17, 2005

                  NOTICE RELATING TO OFFER TO PURCHASE FOR CASH
                  ---------------------------------------------
                               any and all of the
                   (euro)260,000,000 9% Senior Notes due 2012
               (ISINs XS0146398374, XS0146461834 and XS0160440326)
              AND SOLICITATION OF CONSENTS FOR PROPOSED AMENDMENTS
                                TO THE INDENTURE
                                       of

                           SANITEC INTERNATIONAL S.A.

Sanitec International S.A. (the "Company") announced the commencement on Thursday, 17 February 2005 at 7.30 a.m. London time, of a cash tender offer and solicitation of related consents (together the "Offer") relating to all of the Company's outstanding (euro)260,000,000 9% Senior Notes due 2012 (the "Notes"). If the Offer is consummated, the total consideration (the "Total Consideration") to be paid for each validly tendered Note and properly delivered consent will be an amount based on the Reference Security (as set out below) plus a fixed spread of 50 basis points, which includes a consent payment equal to (euro)25 per
(euro)1,000 principal amount of Notes purchased (the "Consent Payment") for consents delivered prior to the Consent Expiration Date (as defined below).
The following table sets out the Notes, the Reference Security and the Fixed Spread to be used in calculating the Total Consideration.


                          EARLIEST
                         REDEMPTION          REFERENCE           REFERENCE           CONSENT              FIXED
  PRINCIPAL AMOUNT       DATE/PRICE          SECURITY1            SOURCE             PAYMENT             SPREAD
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
    Outstanding          16 May 2005 /          German            PXGB p.1          (euro)25               0.50%
 (euro)260,000,000       (euro)1,090      Bundesobligationen
       ISINs                                 6.875% due
    S0146398374,                            12 May 2005
    XS0146461834
        and
    XS0160440326


1 As displayed on the Bloomberg Government Pricing Monitor, PXGB p.1 or any recognised quotation source selected by the Dealer Managers in their discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous.

The Offer is expected to expire, unless extended or terminated by the Company, at 5:00 p.m. London time, Friday, 18 March 2005. In conjunction with the Offer, the Company is soliciting consents to certain proposed amendments (the "Consents") to the indenture governing the Notes (the "Indenture") that would amend or eliminate substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indenture and terminate a pledge agreement dated 7 May 2002 (the "Pledge Agreement"), the effect of which is to terminate pledges in favour of the Trustee given by the Company in respect of its holding of shares in Sanitec Oy and certain loans made by the Company to Sanitec Oy. Subject to receipt of requisite consents from the Noteholders and the satisfaction of other conditions, the Company and the trustee under the Indenture (the "Trustee") intend to execute a supplemental indenture (the "Supplemental Indenture") providing for the proposed amendments promptly after the expiration date of the Offer. Noteholders may not tender their Notes without consenting to the proposed amendments. The Offer is being made solely pursuant to an Offer to Purchase and Consent Solicitation Statement dated 17 February 2005 (the "Offer Document"), which sets out in full and governs the terms and conditions of the Offer.

The Total Consideration, which includes the Consent Payment, shall only be paid for Notes tendered and the related Consents received on or prior to 5:00 p.m., London time, on Friday, 4 March 2005, unless extended by the Company (such time and date as it may be extended, the "Consent Expiration Date"). Noteholders who tender after the Consent Expiration Date, but before the expiration of the Offer, will be entitled to receive the Total Consideration less the Consent Payment if the Offer is consummated. After the Consent Expiration Date, Noteholders will not be able to withdraw tendered Notes and revoke related Consents. Consummation of the Offer is conditional upon (i) the valid tender of Notes and proper delivery of related Consents by holders of at least a majority of the aggregate principal amount of the outstanding Notes in respect of the proposed amendments providing for the elimination of substantially all of the restrictive covenants, certain events of default and related provisions contained in the Indenture and the termination of the Pledge Agreement, subject to any rights of withdrawal and revocation, (ii) the execution by the Company and the Trustee of the Supplemental Indenture and (iii) the Financing Condition and the General Conditions being met, as described in the Offer Document. In addition, the Company will adopt proposed amendments providing for the elimination of the restrictive covenant in section 4.18 of the Indenture upon the valid tender of Notes and proper delivery of related Consents by holders of 75% of the aggregate principal amounts of the outstanding Notes.

UBS Limited, UBS Securities LLC, The Royal Bank of Scotland plc and Greenwich Capital Markets, Inc. are acting as the Dealer Managers and Solicitation Agents for the Offer. The Tender Agents for the Offer are The Bank of New York, London Branch and The Bank of New York (Luxembourg) S.A., and the Trustee for the Notes is The Bank of New York, London Branch.

Copies of the Offer Document, as well as additional information about the terms of the Offer, how to tender Notes and deliver Consents and conditions to the Offer, can be obtained by contacting UBS Limited's Liability Management Group at +44 20 7568 3118, UBS Securities LLC's Liability Management Group at + 1 203 719 5479, The Royal Bank of Scotland plc at +44 20 7085 6743 or Greenwich Capital Markets, Inc. at +1 203 618 6148. Requests for information in respect of the Offer may also be directed to The Bank of New York, London Branch or The Bank of New York (Luxembourg) S.A., the Tender Agents for the Offer, at +44 20 7964 4835.

The Offer Document contains important information, which should be read carefully before any decision is made with respect to the Offer.

This announcement does not constitute a recommendation regarding the Offer or an offer to purchase the Notes. Holders of the Notes should seek advice from an independent financial adviser as to the suitability of the Offer for the individual concerned.

The contents of this notice are the sole responsibility of Sanitec International S.A.
--------------------------------------------------------------------------------